UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) May 23, 2005

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of	1-5532-99	(I.R.S. Employer
incorporation or organization)		Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 - Financial Information

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

Credit Facility

On May 27, 2005, Portland General Electric Company (PGE, or the Company) entered into a $400 million five-year, unsecured, revolving credit facility (Facility) with JPMorgan Chase Bank, N.A., as administrative agent, and various banks. The Facility will be available for general corporate purposes and replaces the Company's $50 million 364-day and $100 million three-year revolving credit facilities. The maximum amount of the Facility is available to PGE for borrowings and/or the issuance of standby letters of credit. The Facility allows the Company to borrow for one, two, three or six months at a fixed interest rate established at the time of the borrowing or at a variable interest rate for any period up to the then remaining term of the Facility. The Facility provides that all outstanding loans mature on the termination date of the Facility, provided that the Company may annually extend the termination date for an additional year upon approval of the lenders holding a majority of the total commitments under the Facility. The Facility requires annual facility fees based on PGE's unsecured credit rating, and contains customary covenants and default provisions, including a requirement that limits consolidated indebtedness, as defined in the facilities, to 65% of total capitalization.

Section 8 - Other Events

Item 8.01 Other Events

Trojan Decommissioning

On May 23, 2005, following the completion of radiological decommissioning of the Trojan Nuclear Plant (Trojan), the U.S. Nuclear Regulatory Commission (NRC) approved the termination of Trojan's Facility Operating License and released the plant site for unrestricted use.   In addition, pursuant to the determination by Oregon's Energy Facility Siting Council that the radiological decommissioning of Trojan is complete and the site meets all criteria for unrestricted release, the Oregon Department of Energy (ODOE) has amended applicable Oregon Administrative Rules to reflect the termination of Trojan's operating license. As a condition of the termination, PGE is required to maintain $100 million in nuclear liability insurance coverage until all radioactive material has been removed and transported from the location, or until the NRC authorizes the termination or modification of such financial protection.

PGE maintains a separate NRC license to store spent nuclear fuel in an Independent Spent Fuel Storage Installation at the Trojan plant site until a federal waste repository is completed and spent fuel is removed from the site. The storage facility continues to be monitored by PGE, the NRC, and the ODOE to ensure safe storage.

Information Regarding Forward Looking Statements

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and other statements that are other than statements of historical facts. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, political developments affecting federal and state regulatory agencies, and developments with respect to the bankruptcy of Enron Corp. Except as required by law, Portland General Electric Company does not under-take any obligation to update any forward-looking statements.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits

Exhibit   Description

  (4)   **Instruments defining the rights of security holders, including indentures**

  4.1   Five Year Credit Agreement, dated as of May 27, 2005, among Portland General Electric Company, JPMorgan Chase Bank, N.A., as Administrative Agent, and a group of lenders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

June 2, 2005   By: /s/ James J. Piro

James J. Piro
Executive Vice President, Finance
Chief Financial Officer and
Treasurer

June 2, 2005   By: /s/ Kirk M. Stevens

Kirk M. Stevens
Controller
and Assistant Treasurer